TRANSMISSÃO
PAULISTA

04024010

04 MAR 31 AM 7:21

Data *São Paulo, March 19, 2004* *Ref.CT/F/00955/2004*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

Gentleman/Madam:

We are enclosing a copy of the abstract of the Minutes of Meeting of the Board of Directors of Companhia de Transmissão de Energia Elétrica Paulista held on March 8, 2004, regarding the approval of the proposals to be opportunely submitted to the deliberation of the Ordinary General Shareholders' Meeting, and the date of payment of the remuneratory interest on own capital,for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

dw 4/5

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ No. 02.998.611/0001-04

NIRE No. 35300170571

ABSTRACT OF THE MINUTES OF THE 104th MEETING OF THE BOARD OF DIRECTORS

On March 8, 2004, at 11:00 a.m., duly called by the Chairman of the Board of Directors, according to article 18 of the Bylaws, in the meeting room at Rua Bela Cintra, 847 - 10th floor, São Paulo, an Ordinary Meeting was held by the below named and signed members of the Board of Directors of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista. Opening the meeting, the Chairman of the Board of Directors, Mr. Mauro Guilherme Jardim Arce, justified the absence of the Councilmember Mrs. Claudia Maria Costin and registered the presence of the Secretary of CODEC – State Capital Defense Council, Mr. Mário Engler Pinto Júnior. ..... Following, the Chairman of the Board of Directors passed on to **item II** of the agenda, **"Financial Statements of the fiscal year ended 12/31/2003. Call to the Extraordinary and Ordinary General Shareholders' Meetings"** registering the attendance of the President and Chief Executive Officer of the Company, Mr. José Sidnei Colombo Martini, of the Chief Financial Officer and Investors Relations Director, Mr. Cláudio Cintrão Forghieri, of the Accountant of the Company, Clovis José Rossi, of the Fiscal Advisers, Mrs. Ana Maria Linhares Richtman, Mr. Carlos Alberto Pontelli, Mr. João Paulo Pombeiro Gomes, Mr. Rômulo Rodrigues and Mr. Raimundo Francisco Alencar de Melo and of the representative of the Trevisan Auditores Independentes, Mr. Ronaldo Reimberg Lima. Using the floor, Mr. Cláudio Cintrão Forghieri submitted the matter, basing on the Executive Committee Resolution No. 1001/02/216th, of 03/02/2004, on the transparent sheets shown, that make part of the documents of the meeting, and on the Proposal to the Board of Directors, transcribed as follows: *"PROPOSAL TO THE BOARD OF DIRECTORS, 03/08/2004. The Executive Committee of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista submits to the appreciation and deliberation of the Board of Directors the following: 1)Report of the Administration and Financial Statements of the Company, regarding the fiscal year ended on December 31, 2003, according to appendix 1 to the Report F/003/2004; 2) the Capital Budget for 2004, as provided for in article 5 of the Report F/003/2004, for the purposes foreseen in article 196, of Law No. 6.404/76; 3) maintenance of the Profit remaining balance concerning 2003, in the amount of R$ 65,784,328.08, in the Retained Earnings account, according to article 196, of Law No. 6.404/76, and article 8 of the*

CVM Instruction 59/86; 4) imputation of R$ 147,249,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9863614 per lot of a thousand shares, whose credit was previously approved by the Board of Director, at the value of the dividends owed to the shareholders regarding the fiscal year of 2003, as provided for in article 31, paragraph 3, of the Bylaws; and 5) the payment of R$ 78,849,000.00, to be paid on June 21, 2004, regarding the gross value of the remuneratory interest on own capital, equivalent to R$ 0.5281775 per lot of one thousand shares, whose credit was approved by the Board of Directors on 09/08/03 and accounted on 09/30/03, being observed the withholding at source. In order to help in the analysis of the matter submitted, we are enclosing copies of the Report F/003/2004 and of the Executive Committee Resolution. Mr. José Sidnei Colombo Martini, President and Chief Executive Officer." The matter was put to discussion and voting, resulting unanimously **approved** the payment of R$ 78,849,000.00, to be paid on June 21, 2004, regarding the gross value of interest on own capital, equivalent to R$ 0.5281775 per lot of one thousand shares, whose credit was approved by the Board of Directors on 09/08/03 and accounted on 09/30/03, being observed the withholding at source, as well as the forwarding to the Shareholders' Meeting of the Proposal to the Board of Directors and the respective Call to the Extraordinary and Ordinary General Shareholders' Meetings.

....

These minutes, after approved, were signed by the members of the Board of Directors present. Mauro Guilherme Jardim Arce - Chairman, Ruy Martins Altenfelder Silva, Antonio Carlos Rizeque Malufe, Alexandre Ribeiro Motta, Carlos Pedro Jens, Eduardo Refinetti Guardia, Fernando Carvalho Braga, Fernando José Tenório Acosta, Fernando Maida Dall'Acqua, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira Barreira, Norberto de Franco Medeiros and Sílvio Aleixo.

São Paulo, March 8, 2004

Mauro Guilherme Jardim Arce Chairman of the Board of Directors	Ligia Ourives da Cruz Ferreira Executive Secretary of the Board of Directors